Exhibit 99.40

PRESS RELEASE

Trading Symbol: SVM.TO	November 14, 2007

SILVERCORP RECORDS $0.36 EPS (or $0.12 EPS AFTER 3 for 1 SPLIT)
FOR THE 2nd QUARTER ENDED SEPTEMBER 30, 2007

VANCOUVER, British Columbia – November 14, 2007 – Silvercorp Metals Inc. (the “Company”) is pleased to announce that for the 2nd quarter ended September 30, 2007 the Company recorded consolidated net earnings of $17.6 million or $0.36 per share (or $0.12 per share adjusted for the 3 for 1 stock split) compared to $5.4 million or $0.11 per share (or $0.04 per share adjusted for the 3 for 1 stock split) in the same quarter a year ago. Total gross profit increased by 195% to $24.4 million in the 2nd quarter compared to the same period a year ago. Net cash provided by operating activities rose to $21.5 million in the 2nd quarter, a 186% increase over the same period a year ago.

For the first six months ended September 30, 2007, the Company recorded net earnings of $33.5 million, or $0.68 per share (or $0.23 per share adjusted for the 3 for 1 stock split). Sales increased by $40.1 million to $55.1 million compared to $15.0 million for the same period last year. Net cash provided by operating activities rose to $42.2 million for the six months, a 350% increase over the same period a year ago.

2nd QUARTER HIGHLIGHTS

During the 2nd quarter ended September 30, 2007, gross profit from mine operations amounted to $24,405,908 (2007 - $8,279,088) representing a gross margin of 79.59% (2007 - 77.32%) . The net income realized was $17,573,061 (2007 - $5,361,840) with a net profit margin of 57.31% (2007- 50.07%) after deduction of minority interest. The net earnings are $0.36 (2007 - $0.11) per basic share or $0.12 (2007 - $0.04) per share adjusted for the 3 for 1 stock split.

Sales from the Ying Silver Mine increased 156% over the prior comparable period to $27,387,148. The HPG Mine achieved sales of $3,275,930 in its 2nd quarter of operations.

The Company continues to achieve industry leading low total production costs per ounce of silver. In the 2nd quarter, the total production cost is negative $13.62 per ounce of silver after adjusting for by-product credits, compared to negative $6.07 per ounce in the same quarter a year ago.

For this quarter, a total of 74,717 (2007 - 40,525) tonnes of ores were mined, from which 3,411 (2007 - 1,723) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 71,306 (2007 - 38,802) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $55.95 (2007 - $39.00) per tonne of ore and average milling cost is $12.61 (2007 - $21.00) per tonne of ore.

Net cash provided by operating activities rose to $21.5 million in the 2nd quarter, a 186% increase over the same period a year ago, resulting in cash and cash equivalents and short term investments of $89.7 million as of September 30, 2007.

The Canadian dollar appreciation against the Chinese currency resulted in an exchange loss of $687,005 charged against earnings in the 2nd quarter.

SIX MONTHS HIGHLIGHTS

For the six months ended September 30, 2007, gross profit from mine operations amounted to $43,500,817 (2007 - $11,691,802) representing a gross margin of 78.95% (2007 - 77.73%) . The net income realized was $33,460,557 (2007 - $7,719,420) with a net profit margin of 60.73% (2007- 51.32%) . The net earnings are $0.68 (2007 - $0.16) per basic share or $0.23 (2007 - $0.05) per share adjusted for the 3 for 1 stock split.

Sales from the Ying Silver Mine increased 233% over the prior comparable period to $50,135,420. The HPG Mine achieved sales of $4,963,991 in its first two quarters of operations.

The Company continues to achieve industry leading low total production costs per ounce of silver. The total production cost is negative $11.94 per ounce of silver after adjusting for by-product credits for the six months ended September 30, 2007, compared to negative $6.21 per ounce in the same period a year ago.

For the six months ended September 30, 2007, a total of 145,533 (2007 - 71,245) tonnes of ores were mined, from which 6,069 (2007 - 2,784) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 139,464 (2007 - 68,461) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $52.94 (2007 - $41.00) per tonne of ore and average milling cost is $12.23 (2007 - $20.00) per tonne of ore.

Net cash provided by operating activities rose to $42.2 million in the six months ended September 30, 2007, a 350% increase over the same period a year ago, resulting in cash and cash equivalents and short term investments of $89.7 million as of September 30, 2007.

The Canadian dollar appreciation against the Chinese currency resulted in an exchange loss of $1,138,218 charged against earnings for the six months ended September 30, 2007.

The Company is well positioned to grow through consolidating the fragmented primary silver sector in China, starting with its foot-hold in Henan Province. With the encouragement of local government, the Company is expanding its Ying /HPG Silver Camp through extensive exploration and acquisition of nearby mines.

OPERATION HIGHLIGHTS FOR THE MINES

Total recovery of metals from the run of mine ores for the three and six months ended September 30, 2007, are:
> 90.5% and 90.2% for silver;
> 94.8% and 95.1% for lead; and,
> 77.0% and 75.3% for zinc, respectively.

The combined head grades of run of mine ores of 74,717 and 145,533 tonnes from the Company’s Mines, for the three and six months ended September 30, 2007, are:
> 425.2 and 422.0 gram/tonne for silver;
> 7.1% and 7.5% for lead; and,
> 3.4% and 3.4% for zinc, respectively.

The head grades of run of mine ores of 62,826 and 121,088 tonnes from the Ying Mine for the three and six months ended September 30, 2007, are:
> 446.8 and 471.8 gram/tonne for silver;
> 7.7% and 7.8% for lead; and,
> 3.9% and 3.8% for zinc, respectively.
The lower grade is a reflection of mining low grade ore bodies to take advantage of current high metal prices.

The head grades of run of mine ores of 11,891 and 24,445 tonnes from the HPG Mine for the three and six months ended September 30, 2007, are:
> 259.3 and 221.5 gram/tonne for silver;
> 7.0% and 7.5% for lead; and,
> 1.3% and 1.5% for zinc, respectively.

Total sales and realized prices net of value added tax and smelter charges for the three months ended September 30, 2007, are comprised of the following:
> 1,001,992 ounces of silver sold for $10,761,522 at an average selling price of $10.74 per ounce;
> 515 ounces of gold sold for $264,307 at an average selling price of $513.22 per ounce;
> 12,879,642 pounds of lead sold for $14,428,950 at an average selling price of $1.12 per pound; and,
> 4,744,258 pounds of zinc sold for $5,208,299 at an average selling price of $1.10 per pound.

Total sales and realized prices net of value added tax and smelter charges for the six months ended September 30, 2007, are comprised of the following:
> 1,872,600 ounces of silver sold for $21,136,416 at an average selling price of $11.29 per ounce;
> 838 ounces of gold sold for $424,644 at an average selling price of $506.74 per ounce;
> 24,149,188 pounds of lead sold for $23,568,428 at an average selling price of $0.98 per pound; and
> 8,593,531 pounds of zinc sold for $9,969,923 at an average selling price of $1.16 per pound.

For the three and six months ended September 30, 2007, the cash production cost for silver adjusted for byproduct credits is negative $15.18 (2007 - negative $6.57) and negative $13.12 (2007 - negative $6.72) per ounce, respectively.

The Company’s Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”). The Company’s common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, mining, and political risks operating in China. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.